UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

58.com Inc.

(Name of Issuer)

Ordinary shares

 (Title of Class of Securities)

G34136 104

 (CUSIP Number)

December 31, 2015

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Jinbo Yao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 32,391,600 ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 29,418,640 ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,391,600 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%.[1] The voting power of the shares beneficially owned represent 37.0% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON IN

1 Based on 283,068,677 outstanding ordinary shares as a single class, being the sum of 219,413,764 Class A ordinary shares and 63,654,913 Class B ordinary shares outstanding as of December 31, 2015 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 37.0% of the total outstanding voting power.

1	NAMES OF REPORTING PERSONS Credit Suisse Trust Limited as Trustee of The Xinyi Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 29,418,640 ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 29,418,640 ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,418,640 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%.[2] The voting power of the shares beneficially owned represent 33.5% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON OO

2 Based on 283,068,677 outstanding ordinary shares as a single class, being the sum of 219,413,764 Class A ordinary shares and 63,654,913 Class B ordinary shares outstanding as of December 31, 2015 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 33.5% of the total outstanding voting power.

1	NAMES OF REPORTING PERSONS Xinyi Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 29,418,640 ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 29,418,640 ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,418,640 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%.[2] The voting power of the shares beneficially owned represent 33.5% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON CO

2 Based on 283,068,677 outstanding ordinary shares as a single class, being the sum of 219,413,764 Class A ordinary shares and 63,654,913 Class B ordinary shares outstanding as of December 31, 2015 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 33.5% of the total outstanding voting power.

1	NAMES OF REPORTING PERSONS Nihao China Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 29,418,640 ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 29,418,640 ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,418,640 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%.[2] The voting power of the shares beneficially owned represent 33.5% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON CO

2 Based on 283,068,677 outstanding ordinary shares as a single class, being the sum of 219,413,764 Class A ordinary shares and 63,654,913 Class B ordinary shares outstanding as of December 31, 2015 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 33.5% of the total outstanding voting power.

ITEM 1(a).	NAME OF ISSUER:

58.com Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Building 105, 10 Jiuxianqiao North Rd

Jia, Chaoyang District

Beijing 100015, People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Jinbo Yao

Credit Suisse Trust Limited as Trustee of The Xinyi Trust

Xinyi Limited

Nihao China Corporation

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Jinbo Yao

c/o Building 105, 10 Jiuxianqiao North Rd

Jia, Chaoyang District

Beijing 100015, People’s Republic of China

Xinyi Limited

The Bahamas Financial Centre

Shirley and Charlotte Streets

P.O. Box N-3023, Nassau, Bahamas

Credit Suisse Trust Limited

1 Raffles Link #05-02

Singapore 039393

Nihao China Corporation

Trinity Chambers, P.O. Box 4301

Road Town, Tortola

British Virgin Islands

ITEM 2(c).	CITIZENSHIP:

Jinbo Yao – People’s Republic of China

Xinyi Limited – Bahamas

Credit Suisse Trust Limited – Singapore

Nihao China Corporation – British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares of par value of $0.00001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

ITEM 2(e).	CUSIP NO.:

G34136 104

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of par value of $0.00001 per share of 58.com Inc. (the “Issuer”) by each of the reporting persons is provided as of December 31, 2015:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jinbo Yao	32,391,600	11.4%	32,391,600	0	29,418,640	0
Credit Suisse Trust Limited as trustee of The Xinyi Trust	29,418,640	10.4%	29,418,640	0	29,418,640	0
Xinyi Limited	29,418,640	10.4%	29,418,640	0	29,418,640	0
Nihao China Corporation	29,418,640	10.4%	29,418,640	0	29,418,640	0

The above table includes collectively those Class A ordinary shares and Class B ordinary shares held by each reporting person, and assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares.

The 32,391,600 ordinary shares of the Issuer beneficially owned by Mr. Jinbo Yao comprise the following: (i) 831,436 Class A ordinary shares in the form of American depositary shares (“ADSs”) held of record by Nihao China Corporation, (ii) 28,587,204 Class B ordinary shares held of record by Nihao China Corporation and (iii) an aggregate of 2,972,960 Class B ordinary shares beneficially owned by certain of the Issuer’s executive officers and employees who acquired the ownership of these shares pursuant to the Issuer’s employee stock option plan and who authorize Mr. Yao to vote these shares on their behalf under power of attorney.

Nihao China Corporation, a British Virgin Islands company, is holder of record of 831,436 Class A ordinary shares in the form of ADSs and 28,587,204 Class B ordinary shares of the Issuer. Nihao China Corporation is 100% beneficially owned by Xinyi Limited, which in turn is wholly owned by Credit Suisse Trust Limited as trustee of The Xinyi Trust with Mr. Jinbo Yao as settlor and Mr. Jinbo Yao and his family members as beneficiaries. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Jinbo Yao, Xinyi Limited and Credit Suisse Trust Limited as the trustee of The Xinyi Trust may be deemed to beneficially own all of the ordinary shares of the Issuer held by Nihao China Corporation.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016

Jinbo Yao	/s/ Jinbo Yao
Jinbo Yao

Xinyi Limited	By:	/s/ Lim Bee Luan and Valerie Wong
Name: Lim Bee Luan and Valerie Wong
Title: Authorized Signatories
For and on behalf of Bukit Merah Limited
as Corporate Director

Credit Suisse Trust Limited as Trustee of	By:	/s/ Lim Bee Luan and Valerie Wong
The Xinyi Trust		Name: Lim Bee Luan and Valerie Wong
Title: Authorized Signatories
For and on behalf of Credit Suisse Trust Limited

Nihao China Corporation	By:	/s/ Jinbo Yao
Name: Jinbo Yao
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement